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1-11-2005

04014415

AM 1-11-2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSING
SEC MAIL RECEIVED
DEC 30 2004
SECTION 213
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA
MELVIN H. KOPELMAN MAYFAIR PLANNING ASSOCIATES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 BLUE FERN LANE
(No. and Street)

PROCESSED
JAN 13 2005
THOMSON FINANCIAL

RANDOLPH | N.J | 07869
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katrynah L Talbert | 704-586-7322
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katrynah L Talbert
(Name — if individual, state last, first, middle name)

5900 Carpenter Dr | Charlotte | NC | 28226
(Address) | (City) | (State) | Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are ...**

OATH OR AFFIRMATION

I, Melvin H Kopelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mayfair Planning Associates, as of 12-24-2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Broker / Dealer

Title

Notary Public

MARGIE BLASBERG
Notary Public - State of Florida
My Comm. Expires Jun 13, 2005
Commission # DD015103

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATRYNAH L. TALBERT
Certified Public Accountant
5900 Carpenter Drive
CHARLOTTE, NC 28226

Melvin H. Kopelman
Mayfair Planning Associates
6 Blue Fern Lane
Randolph, New Jersey 07869

Gentlemen;

I have audited the accompanying balance sheet of Mayfair Planning Associates, as of October 31, 2004 and the related statement of income and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayfair Planning Associates, as of October 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Katrynah L Talbert

December 2, 2004

TELEPHONE (704) 586-7322 FAX (704) 586-7554

KATRYNAH L. TALBERT
Certified Public Accountant
5900 Carpenter Drive
CHARLOTTE, NC 28226

December 2, 2004

SEC
Northeast Regional Office
7 World Trade Center, Suite 1300
New York, New York 10048

Re: Annual Report Mayfair Planning Associates- October 31, 2004

Gentlemen;

Enclosed is the Annual Report for Mayfair Planning Associates for the period ending October 31, 2004. The following items highlighted below are provided for your information:

Statement of Cash Flows
See Attached

Requirement under SEC Rule 15c3-1
In accordance with my audit of Mayfair Planning Associates for the period ended October 31, 2004, there were no instances noted where the sole proprietor's excess personal liabilities, which have not been incurred in the course of business as broker or dealer, exceed the personal assets, not used in the business.

Reconciliation of Net Capital
There were no material differences noted in the computation of net capital per my audit and the corresponding Focus Part IIA.

Internal Accounting System
No material inadequacies were noted in the internal accounting system or internal controls of Mayfair Planning Associates. Procedures are in place to ensure the safeguarding of assets.

SIPC Supplemental Report
Pursuant to Rule 17A-5(e)(4), this filing requirement applies to all firms whose gross revenues are greater than $500,000 including those exempt from SIPC assessments. Mayfair Planning Associates is therefore exempt from this filing.

TELEPHONE (704) 586-7322 FAX (704) 586-7554

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

Mayfair Planning Associates [13]

SEC FILE NO. [14]

FIRM ID. NO.

12-002662 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

6 Blue Fern Lane [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

11/1/03 [24]

AND ENDING (MM/DD/YY)

10/31/04 [25]

Randolph [21] NJ [22] 07869 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin H. Kopelman [30]

(Area Code)—Telephone No.

(973)989-2499 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23rd day of Dec/2004

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mayfair Planning Associates as of 10/31/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 10,891	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			10,891	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 10,891	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 10,891	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mayfair Planning Associates as of __________

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 5,891	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mayfair Planning Associates | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 10/31/04 [99]
SEC FILE NO. 8-13913 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$	200			$ 10,891.37	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	–	600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets. (Petty cash)		535		735		930
12. TOTAL ASSETS	$	540	$	740	$ 10,891	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mayfair Planning Associates

For the period (MMDDYY) from 11/1/03 [3932] to 10/31/04 [393]

Number of months included in this statement 12 [393]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		393
b. Commissions on listed option transactions			393
c. All other securities commissions			393
d. Total securities commissions			394
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		10,979	3995
9. Total revenue	$	10,979	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers	$		4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		2,685	4195
15. Other expenses		2,269	4100
16. Total expenses	$	4,954	4200
NET INCOME			
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	6,025	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	6,025	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	911	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mayfair Planning Associates as of 10/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	[1385]	[1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value:			[1410]	[1720]
from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ 10,891 [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 10,891 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 10,891 [1810]

OMIT PENNIES

1/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mayfair Planning Associates

For the period (MMDDYY) from 11/1/03 to 10/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 9,490	4240
A. Net income (loss)			6,025	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 4,625	4272)	4,625	4270
2. Balance, end of period (From item 1800)			$ 10,890	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mayfair Planning Associates as of 10/31/04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... k-1 [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ N/A [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. *15c3-1(c)(2)(iv) Liabilities*

3/78

Mayfair Planning Associates
Statement of Cash Flows
For The Year Ended October 31, 2004

	Oct. 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$6,025
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Operating Assets and Liabilities	
Draws received	(4,625)
Other Expenses	0
Cash Flows From Operating Activities	1,400
Increase (Decrease) in Cash and Cash Equivalents	1,400
Cash and Cash Equivalents, Beginning	9,490
Cash and Cash Equivalents, Ending	$10,890

Washington Mutual Bank, FA

ACCOUNT TRANSACTION HISTORY

ACCOUNT #	ACCOUNT NAME	PRODUCT
048800001193448	ASSOCIATES MAYFAIR PLANNI	BUSINESS CHECKING

CURRENT BALANCE: $3,538.34

DATE	WITHDRAWALS	DEPOSITS	CHECK #	DESCRIPTION
09/30/2004	-$100.00		1556	
09/21/2004	-$20.22		1555	
09/21/2004		$88.24		CUSTOMER DEPOSIT
09/14/2004		$101.09		CUSTOMER DEPOSIT
09/13/2004	-$41.04		1553	
09/08/2004	-$80.43		1549	
09/08/2004	-$100.00		1554	
09/07/2004	-$200.00		1552	
09/07/2004		$205.22		CUSTOMER DEPOSIT
09/01/2004		$402.14		CUSTOMER DEPOSIT